Exhibit 10.01

                FIRST AMENDED AND RESTATED EMPLOYMENT AGREEMENT

         This First Amended and Restated Employment Agreement ("Agreement") is made as of April 28, 2003, by and between Transaction Systems Architects, Inc., a Delaware corporation, ("Employer") and Gregory D. Derkacht ("Employee").

                             PRELIMINARY STATEMENTS

A. Employer and Employee have entered into that certain employment agreement (the "2001 Employment Agreement") dated as of December 3, 2001 pertaining to the terms of the employment of Employee by Employer.

B. Employer believes that it is advisable and in the best interests of the company to amend and restate certain provisions of the 2001 Employment Agreement to provide Employee with an incentive to continue employment.

                                    AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

         1. Employment. Employer hereby agrees to employ Employee as President and Chief Executive Officer ("CEO"), and Employee hereby accepts such employment by Employer upon the terms and conditions and with such duties as determined by the Board of Directors of Employer from time to time and which shall be related or appropriate to the position.

         2. Term. The term of employment commenced on January 2, 2002, and shall continue for a period of three years thereafter, unless sooner terminated as hereinafter set forth in Section 6, subject to certain provisions surviving termination as set forth below. Thereafter, this Agreement and the term of employment pursuant hereto will be automatically extended for successive one-year terms, unless either party elects to terminate this Agreement by giving the other party written notice thereof not less than 90 days prior to the end of the then-current term.

         3. Duties. Employee shall, during the term hereof:

            (a) Execute Duties. Execute the duties attendant to his position as determined and directed by the Board of Directors from time to time.

            (b) Board Service. Serve as a member of the Employer's Board of Directors.

            (c) Full Efforts and Time. Consistent with the foregoing,
Employee shall devote full business time, energy, and skill to the businesses of Employer, and to the promotion of Employer's best interests; provided, however, that this Agreement shall not preclude Employee from participating in the affairs of any governmental, educational or other charitable institution, from engaging in professional speaking and writing activities, and from serving as a member of the board of directors of other corporations or entities (subject to the approval by the Chairman of the Board of Directors of Employer) so long as such activities do not unreasonably interfere with the businesses of Employer or conflict with Employee's obligations under this Agreement.

         4. Compensation.

            (a) Base. Effective January 1, 2003, Employer shall pay Employee for all services to be performed by Employee during the term of this Agreement a base salary (the "Base Salary") at the minimum rate of $360,000 per year, payable in substantially equal semi-monthly payments in accordance with Employer's customary practice for other employees, as such practice may be determined from time to time. The Board of Directors may increase such Base Salary but not decrease such Base Salary unless, as a result of a reasonable business judgment by the Board of Directors of Employer, there is a prorata across-the-board salary reduction for all executive level management employees of Employer.

            (b) Management Incentive Compensation. In addition to the Base Salary, Employee shall be entitled to participate in the Employer's Management Incentive Compensation Program ("MICP"). Employee's "on target" incentive compensation will be $150,000 per fiscal year prorated quarterly in the amount of $37,500. The amount of incentive compensation payable to Employee with respect to a fiscal quarter will depend on the achievement of certain financial results achieved by Employer in such fiscal quarter. The Board of Directors may increase the incentive compensation paid or payable to Employee pursuant to the MICP, but not decrease such incentive compensation unless, as a result of a reasonable business judgment by the Board of Directors of Employer, there is a prorata across-the-board decrease for all executive level management employees of Employer. The terms and conditions of the MICP applicable to Employee are attached hereto as Exhibit A.

            (c) Business Expenses. In addition to the Base Salary set forth above, Employer agrees that during the term of this Agreement Employee shall be entitled to reimbursement by Employer for all reasonable and documented business expenses incurred by him on Employer's behalf in the course of his employment hereunder in accordance with Employer's policy concerning the same.

            (d) Board Service. No separate or additional compensation will be paid to Employee with respect to service on the Board of Directors.

            (e) Stock Options. Employee has received three stock option grants from the Employer's existing stock option plans. The first grant was in the amount of 100,000 shares and was made on January 2, 2002. The second and third grants were in the amount of 200,000 shares each and were made February 19, 2002. The terms and conditions for each of the grants are set forth in separate stock option agreements. The stock option agreements for each of the grants are attached hereto as Exhibits B, C and D, respectively.

         5. Additional Benefits. Employee and his dependents shall be entitled to participate in and receive health insurance and other benefits ("Benefit Plans") under the Employer's Benefit Plans, whether qualified or non-qualified, subject to and on a basis consistent with the terms, conditions, and overall administration of such Benefit Plans as provided to similarly situated employees of Employer, as changed from time to time. Employee shall be entitled to a minimum of four weeks of paid vacation and holidays in accordance with Employer's policies in effect from time to time for its employees.

         6. Termination.

            (a) Types of Termination.

                (i) For Cause by Employer. Any termination of Employee's employment by Employer for Cause (as defined in Exhibit E attached hereto) shall be authorized by a vote of at least a majority of the non-employee members of the Board of Directors of Employer within 12 months of a majority of such non-employee members of the Board of Directors having actual knowledge of the event or circumstances providing a basis for such termination. In the case of clause (ii) of the definition of Cause, Employee shall be given notice by the Board of Directors specifying in detail the particular act or failure to act on which the Board of Directors is relying in proposing to terminate him for Cause and offering Employee an opportunity, on a date at least 14 days after receipt of such notice, to have a hearing, with counsel, before a majority of the non-employee members of the Board of Directors, including each of the members of the Board of Directors who authorized the termination for Cause. Employee shall not be terminated for Cause if, within 30 days after the date of Employee's hearing before the Board of Directors (or if Employee waives a hearing, within 30 days after receiving notice of the proposed termination), he has corrected the particular act or failure to act specified in the notice and by so correcting such act or failure to act he has reduced the economic damage his act or failure to act has allegedly caused Employer to a level which is no longer material or has eliminated the probability that such act or failure to act is likely to result in material economic damage to Employer. No termination for Cause shall take effect until the expiration of the correction period described in the preceding sentence and the determination by a majority of the non-employee members of the Board of Directors that Employee has failed to correct the act or failure to act in accordance with the terms of the preceding sentence.

                Anything herein to the contrary notwithstanding, if, following a termination of Employee's employment by Employer for Cause based upon the conviction of Employee for a felony involving moral turpitude such conviction is finally overturned on appeal, Employee shall be entitled to the compensation provided in Sections 4(a) and 4(c) of that certain severance compensation agreement (the "Severance Compensation Agreement") made as of April 28, 2003 between Employer and Employee, a copy of which is attached hereto as Exhibit F. In lieu of the interest provided in clause (iv) of the first sentence of Section 4(a) of the Severance Compensation Agreement and the interest provided in the second sentence of Section 4(c) of the Severance Compensation Agreement, however, the compensation provided in Sections 4(a) and 4(c) of the Severance Compensation Agreement shall be increased by a 10% rate of interest, compounded annually, calculated from the date such compensation would have been paid if Employee's employment had been terminated without Cause.

                (ii) By Employee Voluntarily. Employee may terminate his employment voluntarily hereunder 30 days after providing Employer written notice setting forth his intention to do so.

                (iii) Death, Disability or Retirement of Employee. If Employee's employment is terminated during the term of this Agreement due to the death, Disability (as defined below) or Retirement (as defined in Exhibit E) of Employee, then an amount equal to Employee's Base Salary (at the rate most recently in effect) shall be paid through the date of his death, Disability or Retirement, plus an amount in respect of any accrued but unused vacation days; provided, however, that if Employee's employment is terminated due to death, Disability or Retirement subsequent to a Change in Control, then the applicable provisions of the Severance Compensation Agreement shall govern.

                In addition to any other compensation provided for under this Agreement or the Severance Compensation Agreement, Employee's beneficiaries shall also receive any insurance benefits under the Benefit Plans to which Employee or his beneficiaries are entitled on the date of his death or Disability. Furthermore, if Employee's employment is terminated during the term of this Agreement due to Disability, then Employee will be entitled to continued participation in all Benefit Plans or programs available to Employer's employees generally, until the earlier of (A) the date, or dates, he receives equivalent coverage and benefits under the plans and programs of a subsequent employer (such coverages and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis) or (B) two years from the Termination Date; provided
(1) if Employee is precluded from continuing his participation in any Benefit Plan or program as provided in the preceding sentence, he shall be paid, in a lump sum cash payment, within 30 days following the date it is determined he is unable to participate in any Benefit Plan or program, the after-tax economic equivalent of the benefits provided under the plan or program in which he is unable to participate for the period specified in the preceding sentence, and
(2) the economic equivalent of any benefit foregone shall he deemed to be the lowest cost that would be incurred by Employee in obtaining such benefit for himself (including family or dependent coverage, if applicable) on an individual basis. Employee shall be eligible for group health plan continuation coverage under and in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1965, as amended, when he ceases to be eligible for continued participation in Employer's group health plan under this Section 6(a)(iii).

                As used in this Agreement, the term "Disability" shall mean the inability of Employee, due to physical or mental illness, with or without a reasonable accommodation, to perform his duties with Employer on a full-time basis for six months and, within 30 days after a Notice of Termination (as defined in Exhibit E) is thereafter given by Employer, Employee's failure to return to the full-time performance of Employee's duties as set forth in Section 3.

                In the case of the Disability or Retirement of Employee, the Noncompetition and Confidentiality and other provisions of Sections 7 and 8 hereof shall remain in effect.

                (iv) Without Cause by Employer. Employer may terminate the employment of Employee at any time without Cause after providing Employee with 30 days' prior written notice setting forth its intention to do so.

                (v) Expiration of Term. The expiration of this Agreement is by its own term, as set forth in Section 2.

            (b) Compensation on Termination. Except as otherwise set forth in the Severance Compensation Agreement, if Employee is terminated for Cause, death, Disability, Retirement, or voluntarily terminates his employment, or if this Agreement terminates by its own term, he shall not be entitled to any compensation following the date of termination as defined below (the "Termination Date"):

                (i) for Cause by Employer - immediately upon the expiration of the correction period described in Section 6(a)(i) and the determination by a majority of the non-employee members of the Board of Directors that Employee has failed to correct the act or failure to act in accordance with the terms of
Section 6(a)(i);

                (ii) for death, Disability or Retirement - for death or Retirement, immediately upon the date of such occurrence; for Disability, immediately upon expiration of the notice period described in Section 6(a)(iii) if Employee fails to return to the full-time performance of Employee's duties as set forth in Section 3;

                (iii) for voluntary termination - on the 30th day following notice by Employee to Employer; and

                (iv) by its own term - on the date set forth in Section 2,

            (c) Compensation for Termination Without Cause. In the event Employee is terminated by Employer without Cause, Employer shall pay to Employee $150,000.

            (d) Change in Control Compensation. Employee shall be entitled to the compensation provided in the Severance Compensation Agreement pursuant to the terms stated in such agreement.

            (e) Any termination of Employee by Employer pursuant to Section 6(a)(i) or 6(a)(iii) above, or by Employee pursuant to Section 6(a)(ii) above, shall be communicated by a Notice of Termination to the other party to this Agreement.

         7. Noncompetition, Noninducement, Nonsolicitation.

            (a) Employee hereby agrees that commencing on the date of this Agreement and continuing through 180 days after the termination date (the "Non-Compete Period"), he shall not singly, jointly, or as a member, employee, or agent of any partnership or as an officer, agent, employee, director or stockholder, or investor of any other corporation or entity, or in any other capacity, which is engaged in a similar business to that of Employer during the period of non-competition:

                (i) solicit, contact and/or service any person, firm, corporation, partnership, or entity of any kind whatsoever for purposes which are competitive to that of Employer, and for purposes similar to those performed by Employee for Employer, a client of Employer for which Employee performed service or had personal contact with on behalf of Employer during the last one year of Employee's employment with Employer; provided, that Employee shall be able to acquire and hold up to 1% of the outstanding shares of any publicly traded stock of any company, and an unlimited percentage of outstanding shares in the Employer, its parent, affiliates, or subsidiaries; and

                (ii) directly or indirectly induce or attempt to induce any person who, during the term of Employee's employment hereunder, was an employee, representative or agent of Employer or any of its affiliates to terminate his employment with Employer or any of its affiliates, or to violate the terms of any agreement between said employee, representative or agent and Employer or any of its affiliates.

            (b) It is understood and agreed by Employer and Employee that the time periods of the restrictions set forth in Section 7(a) of this Agreement are intended by Employer and Employee to be extended by any time period during which Employee violates the terms and conditions of Section 7(a). Notwithstanding anything which could be construed to the contrary, this Section 7(b) is not intended to and shall not be deemed to permit Employee to violate any term or condition of Section 7(a).

            (c) In the event any of the provisions of this Agreement shall be held to be invalid or unenforceable, the remaining portions thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included herein.

            (d) Employer and Employee specifically agree that the provisions of Sections 7, 8, 9, and 10 shall survive the termination of this Agreement.

            (e) Employer and Employee agree that the provisions of this Section 7 may be waived in whole or in part by mutual agreement in writing by Employer and Employee.

         8. Confidentiality. Without the consent of Employer, Employee will not, during his Employment or after termination of this Agreement, (a) disclose any trade secret or proprietary or confidential knowledge or information of Employer or any affiliate of Employer to any person or entity (other than to Employer or shareholders, directors, officers or employees of Employer or representatives thereof), or (b) otherwise make use of any such secret, knowledge or information for other than Employers purposes, unless in the case of (a) or (b) above such secret, knowledge or information is readily ascertainable from publicly available information. Employee will hold confidential, on behalf of Employer as the property of Employer, all memoranda, manuals, books, papers, letters, documents, computer software and other similar property obtained during the course of performing duties under this Agreement, and will return such property to Employer at any time upon demand by Employer and, in any event, within three calendar days after termination of his employment under this Agreement or after the end of the term of this Agreement.

         9. Developments.

            (a) As used in this Agreement, the term "Employee Developments" shall mean all technological, financial, operating and training ideas, processes, methods and materials, specifically including, but not limited to, all inventions, discoveries, improvements, devices, apparatus, designs, practices, processes, methods, formulas, know-how, products, enhancements and all software, computer programs (including source code, object code, documentation and programmer's notes) and other works of authorship, whether or not patentable or copyrightable, developed, written, conceived or reduced to practice during Employee's employment by Employer or within a period of 90 days thereafter (i) which result from any work performed by Employee for the Employer, or (ii) which relate to the Employer's business or research or development of the Employer at the time Employee develops, writes, conceives or reduces to practice any of the foregoing, alone or with others.

            (b) Employee shall promptly disclose all Employee Developments to the Employer and make available to the Employer any work papers, drawings, designs, schematics, specifications, descriptions, models, diskettes, computer tapes, source codes or other tangible incidents of Employee Developments. Employee agrees that all Employee Developments shall be considered work made by Employee for the Employer and prepared within the scope of Employee's employment and that all right, title and ownership interest in and to the Employee Developments, including, without limitation, copyright, trade secret, patent or other intellectual property rights, shall exclusively vest in and be retained by the Employer, both during and following the term of employment. Employee agrees to perform upon request of the Employer any acts that may be necessary or convenient during his term of employment or thereafter to establish, perfect, evidence, register, transfer, assign or convey ownership of Employee Developments in or to the Employer, to the fullest extent possible, including without limitation, assignment to the Employer of all ownership, copyright, trade secret, patent and other intellectual property rights without any further consideration.

         10. Remedies.

             (a) Employer shall be entitled, if it elects, to enjoin any breach or threatened breach of, or enforce the specific performance of, the obligations of Employee under Sections 7 and 8, without showing any actual damage or that monetary damages would be inadequate. Any such equitable remedy will not be the sole and exclusive remedy for any such breach, and Employer may pursue other remedies for such a breach.

             (b) Any court proceeding to enforce the specific performance provisions of this Agreement may be commenced in the federal courts located in the State of Nebraska, or in the absence of federal jurisdiction, the state courts of Nebraska having jurisdiction. Employer and Employee submit to the jurisdiction of such courts and waive any objection which they may have to the pursuit of any such proceeding in any such court for purposes of specific performance only.

         11. Employer Assignment. Employer may assign this Agreement, provided, however, that in the event of such assignment by the Employer, Employer's obligations hereunder shall be binding legal obligations and shall inure to the benefit of any successor.

         12. Relocation. Employee agrees to relocate to Omaha, Nebraska, for the term of this Agreement. Employer will pay for movement of Employee's household and personal belongings. Employer will pay for real estate commission and other customary and reasonable closing costs associated with the sale of Employee's current home in Chicago. Employer will not pay for any fees or costs associated with the purchase of a home in Omaha. Employer will pay for two house-hunting trips in Omaha for Employee and spouse. No tax gross-up or equalization allowances will be provided. Temporary housing in Omaha and related travel to and from Chicago will be provided and paid for by the Employer while Employees attempts to sell home in Chicago. Payment by Employer for such expenses will cease at the earlier of (1) Employee moving into anew residence in Omaha; (2) closing the sale of Employee's Chicago house; or (3) March 31, 2002.

         13. Benefits Unfunded. All rights of Employee and his spouse or other beneficiary under this Agreement shall at all times be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of Employer for payment of any amounts due hereunder. Neither Employee nor his spouse or other beneficiary shall have any interest in or rights against any specific assets of Employer.

         14. Waiver. No waiver by any party at any time of any breach by any other party of, or compliance with, any condition or provision of this Agreement to be performed by any other party shall be deemed a waiver of any other provisions or conditions at the same time or at any prior or subsequent time.

         15. Applicable Law . This Agreement shall be construed and interpreted pursuant to the laws of the State of Nebraska without giving effect to the conflict of laws provisions thereof.

         16. Entire Agreement. This Agreement and the Severance Compensation Agreement contain the entire agreement between Employer and Employee and supersede any and all previous agreements, written or oral, between the parties relating to the subject matter hereof and thereof including, without limitation, the 2001 Employment Agreement. In the event of a conflict between the provisions of this Agreement and the provisions contained in the Severance Compensation Agreement, the provisions of the Severance Compensation Agreement shall govern. No amendment or modification of the terms of this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by Employer and Employee.

         17. Counterparts. This Agreement may be executed in counterparts and by facsimile signatures, each of which shall be deemed an original, and all of which taken together shall constitute one instrument.

         18. Severability. In the event any provision of this Agreement is held illegal or invalid, the remaining provisions of this Agreement shall not be affected thereby.

         19. Notice. Notices under this Agreement shall be in writing and sent by registered mail, return receipt requested, to the following addresses or to such other addresses as the party being notified may have previously furnished to the others by written notice.

If to Employer or its Board of Directors:

                            Transaction Systems Architects, Inc.
                            Attn: Chairman of the Board of Directors
                            224 South 108th Avenue
                            Omaha, NE 68154
with a copy to:
                            Transaction Systems Architects, Inc.
                            Attn: General Counsel
                            224 South 108th Avenue
                            Omaha, Nebraska 68154

If to Employee:
                            Gregory D. Derkacht
                            2441 South 191st Circle
                            Omaha, NE  68130



Such notices shall be deemed received three business days after they are so sent.

         IN WITNESS WHEREOF, the parties have executed this Agreement, on the day and year first above written.

                                        Transaction Systems Architects, Inc.
                                        ("Employer")



                                        By:________________________________
                                            Dwight G. Hanson,
                                            Senior Vice President



                                        Gregory D. Derkacht
                                        ("Employee")


                                        ____________________________________